Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No. 1-7627

Investor Notice

        Frontier and Holly have filed a preliminary joint proxy statement/prospectus and other documents regarding the proposed merger described in this transcript with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 filed by Front Range Himalaya Corporation. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus included in such Registration Statement because it contains important information about Frontier and Holly and the proposed transaction. A definitive joint proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

        Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by Frontier and Holly with the SEC. Additional information regarding the interests of those persons may be obtained by reading the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available.

Presentation of Frontier CEO at the UBS Warburg 2003 Global Energy Conference

HOST: James Gibbs
DATE: May 21, 2003
TIME: 11:40 a.m. PST

        Chris:  I’m very happy to introduce Mr. Jim Gibbs, Chairman and CEO of Frontier Oil Corporation. With him also is Doug Aron, head of Investor Relations. Jim is going to give an overview of Frontier’s operations and obviously there’s a lot going on internally with the company, given its pending merger with Holly. I’ll just remind everyone that the answers or responses that Jim can give may be limited due to SEC regulations, given that they are in filing right now. So Jim, I’ll pass it on.

        James Gibbs:  Thank you, Chris. And thanks for having us. And that is the case. We are in registration. We filed an S-4 – this last week and it is now under review. As a result of that, essentially, we’re subject to SEC proxy regulations and requirements. And so this is a public document. It is available. But we are forced to limit all of our remarks and even answers to questions to subject matter that’s contained in the S-4 or can be interpreted from it. So we’ll try to give you a fairly good overview of what’s happening with us and maybe you’ll have some idea what we might look like in the future.

        I will note that we do have a safe harbor statement here, the most important of that is this presentation includes forward-looking statements that companies expect. Such circumstances are subject to lots of risks and uncertainties. And here we get down to the bottom line: future performance and actual results and developments may differ materially from those projected in these forward-looking statements or explanations. So, buyer beware. We’re doing the best we can, but we are not always subject to clairvoyance.

        I’d also like to note we have two different symbols here. One is Frontier Oil Corporation, which you may be familiar with, and then Holly. So this is a joint presentation, joint transaction we’re looking at, and this is what’s going on in our life. And this is a merger between Frontier Oil Corporation and Holly. I want to reemphasize it is a merger.

        What we’ll be talking about essentially would be the impact on the continuing company, which will be Frontier. Frontier will be the survivor. The entity will be headquartered in Houston, Texas. The Holly shareholders will get one share of Frontier for each share of Holly they own, plus an aggregate of $172.5 million, which is equivalent to about $11 per share. And then, this is sort of unique, an interest in the proceeds of a lawsuit with the US government on jet fuel pricing. And that’s in the form of a contingent value right.

        Frontier shareholders will own roughly 62 percent of the continuing company. Holly shareholders will own roughly 38 percent of the merged entity. We expect closing sometime in August.

        As far as a timetable is concerned, the merger agreement was signed on March 30th, announced on March 31st. Market reaction was very positive. We had an initial arbitrage sell-off, as you would anticipate, the stock recovered in about three or four hours. It’s done quite well. Then we sold $220 million of eight percent notes. And we issued those on April 14th. That’s been funded into an escrow account.

        We have filed our HSR and the waiting period expired on the 19th. Holly also had an application in front of the FTC for the acquisition of the Conoco plant in Salt Lake City, that was also approved. We have filed our joint proxy statement, the S-4, that was on the 13th. We anticipate to close a new improved variety of credit facilities sometime in the next couple weeks. I think that was all essentially agreed to yesterday. Actually increases our credit line about $75 million. We expect to mail our proxy sometime near the end of June or early July and have shareholder meetings in early August. And close right then after.

        I think it may be important to show you the continuing management. Lamar Norsworthy will be the Chairman of the Board of Frontier. He now is the Chairman, President – Chairman and Chief Executive Officer of Holly. I will be the President and Chief Executive Officer of Frontier. Right now I’m Chairman, President and Chief Executive Officer, so I get a demotion. Matt Clifton is the President of Holly. He will become the president of a new sub/division in operations. And that’s going to be Frontier Logistics. And Julie Edwards, as most everyone knows here, will be the Executive Vice President - Finance and Administration and Chief Financial Officer, same job.

        For those that may not be as familiar with Holly as maybe you are Frontier, let me just go over Holly’s activities and locations. It’s based in Dallas. It’s an old company. It currently owns high-conversion refineries - one in Artesia, New Mexico of about 60 thousand barrels a day and a seven thousand barrel a day refinery up in Great Falls, Montana. And that’s, by definition, one of the nichiest places you’ve ever seen. The Artesia Refinery will be expanded to 75 thousand barrels by sometime second, possibly the third quarter of this year, plus some improvements in their Cat, as well as brand new gofiner -- major modifications to that plant. They have a contract with ConocoPhillips to purchase their 25 thousand barrel a day plant in Woods Cross, that’s Salt Lake City. That’s been approved on May 16th. They plan to close, I believe sometime around June 1st.

        They have pipeline operations, major pipeline operations in their market, about two thousand miles of gathering and transportation pipelines, about ten petroleum product terminals. They have a very conservative operating financial philosophy, very much like ours. The two management groups will dovetail nicely.

        The rationale behind the merger or benefits obviously, and what I want to do is share some of the major ones. One, what this provides the company is the geographic and operational diversification. By that, I’m talking not only about markets, but also equipment -- allows us to plan a lot of things, as far as planned maintenance and downtime and recover from unplanned downtime and maintenance. So what this does is reducing earnings volatility for both companies.

        What we produce here with this combination is arguably the leading Rocky Mountain refiner in the entire region. Depending upon how you define it because a lot of plants serve that Rocky Mountain area without actually being in it, we’ll have anywhere from 18 to 25 percent of the total market of refining capacity. And any way you cut it, Frontier Oil and ConocoPhillips will be the two major players in the Rocky Mountains.

        You’re combining the two industry leaders as far as return on investment and financial strength. We’re picking up substantial midstream assets, which we’ll talk about a little later. The managements of both the companies are very complementary. Philosophically, they’re similar, almost the same, but strengths will dovetail quite well. I think a result of the combination will be a much stronger managed organization. We look forward to that.

        There’s all kinds of potential cost savings and synergies. We really didn’t even analyze and put them in to the financial models; the transaction sort of stands on itself, on its own. But I think we’ll see quite a bit going forward as far as what we’re able to do at both plants and the markets that they serve.

        And lastly, what you don’t see as a bullet point. It improves our critical mass, essentially doubles the size of the company. And it also gives us a lot of stock market liquidity that was woefully short, particularly for the Holly shareholders. This increases the number of shares for Frontier from about 26 million to about 42 [million]; so critical mass liquidity for our shareholders.

        I’m just going to run through some of these slides that you have in your booklets. I think you can see how complementary the transaction is as far as our market overlap. There is none. The two organizations, even though they serve the Rocky Mountains, serve different portions of the Rocky Mountains.

        This shows you in essentially yellow-orange what we perceive to be the old Frontier market, which is the eastern slope of the Rockies, and in blue the Holly markets, which are essentially the northern, southern and the western slope of the Rocky Mountains. We do not compete. You put them together. We have a very dominant position as far as market share and complete coverage of the entire area.

        We have five plants. The first one is in Cheyenne, Wyoming, 46 thousand barrels a day, it is a very complex plant, runs heavy crude. The second one, our largest, is the number two, El Dorado, Kansas, 110 thousand barrels. It’s got a Nelson complexity of about 10.5. It’s one of the most complex, sophisticated plants in the Plains States, the mid-con, or PADD II.

        The base, sort of the anchor for Holly is their plant in Artesia, New Mexico, at 60 thousand barrels. By the end of this year, will be 75 thousand barrels, has a Nelson complexity of 8. Actually I think that’s going up because they’re putting in some very sophisticated equipment in the plant, as well as upgrading the Cat that typically would give you an increase in complexity. They’re acquiring a plant in Salt Lake City, 25 thousand barrels, this is a ConocoPhillips plant. Phillips put a zillion dollars in this plant in the last ten years. It’s one of the best-maintained plants you’ll ever walk into.

        And lastly, a little plant up in Great Falls, Montana, seven thousand barrels a day, a Nelson complexity of 8.4. We actually tried to buy this from Holly on two different occasions. And they wanted too much money for it. It’s really a nice little consistent earner, got a great crude situation in a niche market, very difficult to get product into there.

        So a very nice line-up as far as markets dovetail together. No competition whatsoever as far as between the two companies.

        And we pick up a diversified asset base. Here you see the Frontier plants in sort of a gray: Wichita and Denver, and then on the other side of the Rockies, Lovington [Artesia], Salt Lake City and Great Falls. And then we pick up quite a bit of infrastructure as far as their transportation and terminaling facilities particularly in their market area in New Mexico, Texas and in Salt Lake City.

        As far as the company is concerned, the philosophy hasn’t changed any. It’s just like it was. It’s just bigger. Our philosophy is access to a wide range of crude oils. We don’t like to be limited to one supplier. We like to have flexibility to pick and choose. We like to serve excellent markets. And this is essentially a synonym for niche markets. We don’t like competition. We like to get a long way from the Gulf of Mexico.

        We like complex refining capacity, which gives you the capability to use a lot of different grades and be able to arbitrage crudes and crude slates relative to products. We like the flexibility and typically that requires complexity and sophistication of your plants. We like focused refining operations, a synonym for we don’t like retail. You’re never going to see us in it.

        We’re cash flow and return driven, cash flow comes from our years as an E&P company. Return on investment is absolutely the number-one calling card for us, for both companies. Conservative balance sheet and substantial liquidity: you have to have liquidity in this industry, a lot of liquidity; the more the better. And we’ve learned that a very good balance sheet really comes in handy when the business sort of goes into crisis mode like it did last year when we had a few leverage problems with some of the companies in our particular business.

        I’m not going to take you through all of those, we can talk about it at some other later date, but I would like to just sort of walk you through a couple of the points, particularly crude. This shows you how we line up on northern tier, excellent situation there. Canada has got more crude oil than Saudi Arabia. It comes down through three systems into our area. Cheyenne gets about the first kiss at the pig on the southern portion of all that crude when it comes into Guernsey. Great Falls is only about 100 miles from Canada. So it sits there and picks off what crude it wants. You’re not going to believe how much money this little plant makes and we’ll tell you about this at some later date when we can address the issue.

        Salt Lake City is a nice plant. It’s got some real good markets. Its crude situation is not nearly as good. It uses a lot of crude from northwestern Colorado and southeastern Wyoming. It’s primarily a sweet crude plant. Crude is sort of a problem in the summertime in Salt Lake City. But we’ll be working on that to resolve that situation. But primarily, our northern crude supply system is enviable.

        The southern portion is, as well. You’ve probably seen this before. But El Dorado sits right above Kansas [CORRECTION: Oklahoma]. They have crude surplus pipeline capability of bringing product, not product but crude oil into Cushing. So if you can get it on the water any where in the world, you can get that crude oil to Cushing.

        Artesia is really interesting. The combination of the both I think will give us some advantages going forward in the future because Artesia sits right out there in the middle of Permian Basin. And it has its own gathering operation. It uses about 60 thousand, going to 75 thousand barrels of crude oil but it gathers about 100 thousand barrels a day of crude oil, the biggest portion of which is West Texas Sour and New Mexico Sour. New Mexico Sour is a super grade of crude. They probably use 70 to 80 percent of all the New Mexico Sour because of their gathering operation. We use a big West Texas Sour crude slate, about half of our entire slate.

        The combination of them gathering and moving crude to Cushing gives us a real big advantage when you take into consideration that the biggest mover of West Texas Sour was Rancho pipeline taking crude to Galveston to ship. They lost their biggest shipper. So now West Texas Sour essentially has to move back to the north and northeast to get out of that market. We can gather it and move it and use it. So we’re looking for potentially a nice little reduction in our crude costs for West Texas Sour.

        But in both plants, we’re talking about real good crude availability, good crude selection. I guess the only one that really doesn’t follow that particular model is Salt Lake City. Attractive markets, this is absolutely imperative for us, particularly we’re not talking about 300 thousand barrel a day refineries. And this essentially shows you the difference between our markets and Gulf Coast pricing. Wholesale prices, this is the spread. We’re very happy with the spreads we got in El Dorado, it was essentially the group spread at $1 up to $3 average, it will range somewhere around $1.75 to $2.00 a barrel. And Denver has been awfully good to us. Typically it’s $2.75 to about $4.00.

        But just look at the Holly spreads. Salt Lake City, $5, $6, $7; Phoenix, which is one of their biggest markets, $6, $7, $8. It’s no wonder that Holly Corporation makes so much money. They’re in fantastic markets with real good crude situations. We’ve really happy with what we have here and the contribution they can make to the going forward company.

        As far as the market outlook, most of you are familiar with this. It hasn’t changed. We’re very positive about where this industry is going. I’m not going to bemoan it. We had a lot of surplus capacity in the refining business in the US in the 80‘s. We closed down more than half of the refineries. We’ve had some market creep but essentially capacity has pretty well been limited, about 16 ¼ million barrels a day.

        But while capacity was shrinking and holding constant, product demand was growing between two and six percent per year. So it didn’t take long, and that year was about 1996, when essentially we hit the wall as far as refining capacity. We’ve been running at full capacity in this country since then. And in certain parts of the country, that capacity shortage is acute.

        And because we have a distribution system that has a lot of imperfections in it, it cannot respond to market shortages or market impulses that you would normally think of a purely competitive market. So that’s why we get such big price spikes whenever you have any type of a shock to the system. The system cannot allocate according to those supply or demand impulses very quickly.

        One contributing factor is the fact that we had real acute capacity shortfalls in certain parts of our country. That’s not going to get any better. As a matter of fact, it has potential to get worse because the Phase II clean fuels mandates, which kick in in January of this next year. There they are. January 2004, start phasing in gasoline; January 1st, 2005, we actually don’t phase in, we kick in clean fuel low sulfur diesel.

        And then by – pardon me, that’s June 1st. On January 1st, we have to have all of our clean gasoline phased in. June 2006, essentially the triple witching hour. That’s when everything collapses. All the big guys have to be clean fuels on everything, every plant that they operate, all of the sulfur credits go away, all the pools go away. They have to be 100 percent low-sulfur gasoline, 100 percent low-sulfur diesel, if they’re going to go ahead and produce it. So it’s going to get worse.

        As a result of all this, sometime starting January 2004, and then really accelerating in 2006, you’re going to see probably some additional capacity closure. So hopefully, that’s going to result in better pricing and better margins for the surviving companies.

        This is a sidelight. This is going to be particularly acute in diesel because the 15 parts per million diesel is not at the tailgate of the plant. It’s at the pump, which means, when it leaves the tailgate of the plant, it’s going to have to be about 8 or 9 parts per million. A lot of companies making diesel now are not going to make that investment. We’ll probably lose, oh, 15 current diesel manufacturers. Less than half of the total refining capacity, refineries in the US will actually be manufacturing low-sulfur diesel. And there will be little high-sulfur diesel markets. So it’s going to be very interesting.

        The last trend is the fact that all of our gas, our crude oil quality is going down. And if you can use the lower grades, that’s good. This essentially gives you an indication of what’s happening. Since about 2006 and 7 [CORRECTION: 1996 or 97], the difference between WTI and the heavy grades has been expanding. This is our bread and butter. The first six [CORRECTION: three] months of the year it’s about $6.27. It’s averaged about $4.26 during this period [since 1992].

        The same thing has happened to a lesser extent on the Sweet and Sour grades, the high sulfur versus the low sulfur grades. For us, it’s averaged about $1.60 [since 1992]; for first quarter this year, it’s about $2.38. And during one month of this year, we saw that differential at $6. And this is again, what may be taking place as far as the transportation situation or WTS in the Permian Basin. But we anticipate that this will continue to be above $1.60. And I’m not sure where it’s going to fall out long run. It’s contracted just a little bit here in the last two weeks and essentially that’s because of the lack of availability of a lot of foreign crudes from Venezuela and Iraq.

        And we have one thing that continues to sort of come up is market penetration. Are you in an area where your market may be penetrated by pipeline competition? By and large our answer is, no. I think there was some risk at some point in time by a consortium that would take product all the way up to Salt Lake from Houston. That’s the Aspen Line, the Aspen System. That is dead, dead, dead. You don’t have to worry about that one at all.

        The only competition you’ll probably hear about that has potential for us now is the Longhorn Pipeline from Houston to El Paso. And that’s dying, dying, dying. That system was essentially a consortium, 800 miles long, initial capacity 70 thousand, expandable to 200 thousand. Holly had a billion dollar lawsuit on this. They settled it for $25 million, really a slick little deal. That settlement was essentially a pre-payment toward 75 hundred barrels a day of capacity up that line whenever it went into operation. If Longhorn is not pumping by, I think, next July or next November, then that pre-payment goes into a note. So we will actually be a competitor for the Longhorn – not a competitor but creditor to the Longhorn organization, very interesting type of situation that could transpire from that.

        The system is actually on hold. They need $125 million. Whenever you take product to El Paso, you have to sell it in El Paso. There are very few points where you can drop it off. Once you get it to El Paso, you can’t get it out of El Paso because all the lines are full out of El Paso. They have historical pro-ration. So you’re going to have to sell whatever barrels you take to El Paso in El Paso. It’s only a 65 thousand barrel a day market. So you certainly aren’t going to take 70 thousand barrels a day there because there’s already a refinery. So whoever puts in $125 million can pretty well anticipate about five years worth of losses. So it’s a very tricky transaction. And we don’t see that thing happening anytime in the foreseeable future.

        Financial highlights: these are in the registration statement. Company is, the old Frontier, this is historical, has been real good earner, particularly in 2000, 2001, 2002. And we had EBITDA about $190 million, $55 million in 2002: it wasn’t a very good year. On a pro forma basis though, the EBITDA in 2002 would have been about $122 million. And operating income would have been about $58. So we’re essentially roughly doubling. I think you can probably anticipate that multiple, not the absolute level, on a going forward basis.

        And we are definitely cash sensitive and we focus on cash. We like to use free cash, which is cash flow from ops minus all your capital expenditures and debt repayments. And we’re typically, we generate free cash every year. Going forward, this doesn’t – hasn’t changed. The only time we don’t generate free cash for the next 15 years is when we have a debt maturity. And I will say that even though we don’t have any pro forma for the addition of Holly, you will see it in the fairness opinion, that this is very accretive on a cash flow per share basis. So it must accretive on free cash as well.

        And we will have a very strong balance sheet. Pro forma, and this is reflective of the sale of 8 percent senior notes and the repayment of about $26 million worth of Holly debt. We would have total debt of $426 million, shareholders equity about $458 million; debt to total capital, 48 percent; net debt to total cap at 38 percent. We like to watch this particular ratio because of liquidity, we keep a lot of cash around.

        I would like to say right here though, that if you somehow generated another $100 million worth of cash and pre-paid some debt, then the debt to cap ratio would fall to 48 percent and the net debt to cap ratio would fall to 29 percent, which brings me to a level we’re far more comfortable with: net debt to total capitalization in the mid 20‘s.

        Which brings me to the next section: valuations, assets, divestitures -- acquisitions and divestitures. Whenever we got to really analyzing the Holly assets, I think we were kind of pleasantly surprised at the valuations that the market currently gives to their transportation assets, not in their share price. But if we were to sell into an MLP or if we had our own MLP. I think the number right here, telling number is on an EBITDA basis, transaction value, you know last year was about 8.6 times EBITDA, if we were to sell any pipeline and logistic assets. Comparable MLP trading values about 11.8 times the – that’s on average, about 11.8 times 2002 EBITDA, 9.7 times 2003 EBITDA.

        The LTM EBITDA of Holly’s transportation assets, about $30 million. We’re looking at transaction value, they would value them about $210 to $270 million. On enterprise value, using an 8 to 10 times LTM, they’d value the assets between $240 and $300 million. So somewhere here we’ve got, I think very conservatively, between $210 and $300 million worth of value in those pipelines and terminal assets. So I think it would be quite easy and you probably should expect, although we have come to no decision, somewhere you might see a liquidity event that would bring some cash back into the corporate treasury so we could repay some of those debts but still maintain some of those assets, a good share of those assets. We’re talking about a partial rationalization of some of those high value assets in my view.

        And lastly, just to sort of review, we’re pretty keen on the business right now. Industry fundamentals are very good, particularly in the mid-portion of this decade. What we have in Frontier now is a geographically focused company with a diversified asset base, five refineries, geographically different markets, more than a quarter of a billion [CORRECTION: million] barrels of daily crude capacity.

        These are high quality assets and good markets. They have good access to crude oil for the rest of our lifetime anyway. They’re in niche markets. Historically they provided very strong markets and very strong margins, and also their growth rates typically are well in excess of the national average.

        And we have a very strong pro forma financial position, both on earnings, earnings per share, cash flow, cash flow per share and our balance sheet and our liquidity position. You can calculate all the numbers on your own, take our balance sheet. In fact we’re adding about $75 million worth of debt capacity. And you can probably come up with your – on your yellow pad, that we have about $350 million worth of liquidity in the company on a pro forma basis. So we’re very happy about that.

        The transformation of Frontier in my view has been very interesting. I’ve been around most of the time. In 1991, we started out as an E&P company with a lot of Canadian and US assets. We acquired a little plant in Cheyenne, the first plant in Cheyenne, Wyoming. It had capacity of about 38 thousand barrels a day. But, you know, effectively it was about 32 thousand barrels a day. From ‘91 to about ‘97, we set about improving the Cheyenne plant. We sold all of our U.S. E&P assets. We sold all of our Canadian assets. In 1999, we acquired our El Dorado plant from Shell, 210 [CORRECTION: 110] thousand barrels a day. The year 2000, we integrated that and set about optimizing both of the two plants as far as moving product intermediates back and forth between the two. And then in 2001, we expanded the plant in Cheyenne by five thousand barrels a day. Then in 2003, we merged with Holly.

        There are more arrows here. We’re not through yet. We’re going to successfully integrate and focus on getting the two companies together, operating very efficiently as one and maximizing our margins and return on investment and return on shareholders [equity]. And then we’re going to see what happens after that. But I think there’s quite a bit of potential left for the company as far as acquisitions and we’re looking – not looking at them now, we currently have no talks or discussions and don’t plan any until we get this thing integrated. But I think you’ll see opportunities for companies like ours in the future. Now, with that, I’ll answer your questions. Got a minute and 53 – one minute and 53 seconds left.

         Doug Aron:   We have a question in the back, Chris, go ahead.

         [Question:   Re: Clean fuels capex.]

        Doug Aron:  The 2003 data is in our S4, the – going out from there is not – if you want to go ahead and maybe ask your second question, I can get that out. The question was, for those that are listening on the webcast, what is our Clean Fuels capex going to be for both plants, or both entities in 2003.

         [Question: Re: Crude opportunities.]

        James Gibbs:  I think the question is, is there an opportunity for us to do a Baytex type transaction with crude supply for the Holly plants. Maybe. If there is any type of opportunity to do a similar transaction with Canadian producer, it would be obviously up in Montana. That’s only about – it’s a pretty small supply. I’m not sure anyone would do a real long-term arrangement with them and they’ve had no problem getting crude oil whatsoever. So I’d say probably minimal. Probably be more likely to do something with El Dorado in Kansas. They run a lot of heavy crude.

        Or if we did a coker expansion in Cheyenne, I think we’ve alluded to the fact that we probably wouldn’t do that. We could add on there. It’s currently running about –we can run sometime about 51 thousand barrels a day; 46 thousand is an average, crude capacity is higher than that. It’s a permit – 46 thousand is a permit level. So we can actually run about 50, 51 thousand barrels of crude oil a day. So there could be an add-on there to pick up more heavy volumes.

        Doug Aron: And the answer to the capex question, for Frontier, and this is total capex actually is what we break out, is we’re estimating $35 to $40 million for ‘03. Holly, the estimate is $45 to $50 million and a lot of that is the Artesia part of the Clean Fuels gasoline spending as well as the expansion from 60 to 75 thousand barrels per day. For Frontier, a big portion of that, I think it’s in the neighborhood of $26 to $28 million, is Clean Fuels at Cheyenne. And I think, Jim, we’re getting the signal.

        James Gibbs: I think we’re out of time. Listen, I want to thank you very much for coming. Sorry we couldn’t be a little bit more freewheeling and I want to thank UBS for letting us come, even though we’re in registration. Next time you hear us, if it’s after August, we’ll probably be a lot more freewheeling and lot more arm waving. But we had to be a little bit conservative as far as our statements. Thank you very much. Come see us.

(conference concluded)